NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PARAMOUNT RESOURCES LTD.

Calgary, Alberta

December 13, 2010

NEWS RELEASE:

PARAMOUNT RESOURCES LTD. ANNOUNCES COMPLETION OF $300 MILLION NOTES OFFERING AND TENDER OFFER FOR ITS US NOTES

Paramount Resources Ltd. announces that its $300 million offering of 8.25% senior unsecured notes due 2017 ("2017 Notes") and the tender offer for Paramount's 8½% senior US notes due 2013 ("2013 Notes") made by a wholly-owned subsidiary of Paramount have each been completed.  US$64,216,000 aggregate principal amount of 2013 Notes were tendered under the tender offer.

Paramount intends to deposit with the trustee for the 2013 Notes this week sufficient funds for the redemption at par on January 31, 2011 of the remaining US$25,975,000 aggregate principal amount of 2013 Notes not held by Paramount's subsidiary.  Once such deposit has been made with, and certain required documents have been delivered to, the trustee for the 2013 Notes, the indenture governing the 2013 Notes will be discharged and will cease to be of further effect as to all 2013 Notes issued thereunder.

A portion of the net proceeds from the 2017 Notes offering was used for the purchase of 2013 Notes under the tender offer, and the balance of the net proceeds will be used for the redemption of the remaining 2013 Notes not held by Paramount's subsidiary, for the non-permanent repayment of indebtedness under Paramount's credit facility and for capital expenditures and general corporate purposes.

The underwriting syndicate for the 2017 Notes offering was led by Scotia Capital Inc. and BMO Capital Markets, as co-bookrunners, and also included RBC Capital Markets, HSBC Securities (Canada) Inc. and Stifel Nicolaus Canada Inc.

The 2017 Notes have not been and will not be registered under any federal or state securities laws of the United States.  Accordingly, the 2017 Notes may not be offered or sold within the United States, except in transactions exempt from the registration requirements of the federal and applicable state securities laws of the United States.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy the 2017 Notes in any jurisdiction.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount’s Class A Common Shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

Paramount Resources Ltd.

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Phone: (403) 290-3600

Fax: (403) 262-7994

Advisory Regarding Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact.  This news release contains forward-looking statements with respect to the timing and completion of the redemption of the 2013 Notes not held by Paramount's subsidiary, and the deposit with the trustee for the 2013 Notes in relation thereto, and the use of proceeds of the 2017 Notes offering.  Although Paramount believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on them because Paramount cannot give any assurance that such expectations will prove to be correct.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic, business and market conditions, industry conditions, stock market and commodity price volatility and difficulty in obtaining required regulatory approvals.  Paramount undertakes no obligation to update its forward-looking statements except as required by applicable laws.